June 6, 2025

Ronald A. Duncan
President and Chief Executive Officer
GCI Liberty, Inc.
12300 Liberty Blvd.
Englewood, Colorado 80112

       Re: GCI Liberty, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed May 28, 2025
           File No. 333-286272
Dear Ronald A. Duncan:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 20, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-1
Index to Financial Statements
Combined Statements of Operations, page F-16

1.     We have reviewed your response to prior comment no. 2. We note that you state
          Operating expenses includes certain immaterial direct and indirect selling expenses.
       Please clarify why the Operating Expense (exclusive of depreciation and amortization) is significantly more than the Operating Expense
(excluding stock-
       based compensation) presented in Segment footnote disclosure in Liberty Broadband
       Corporation   s Form 10-K for the fiscal year ended December 31, 2024.
This comment
       also applies to page F-3 of the Form S-1 and Liberty Broadband
Corporation   s Form
       10-Q for the quarterly period ended March 31, 2025. In this regard, please confirm that operating expense (exclusive of depreciation and amortization) represent
 June 6, 2025
Page 2

       expenses incurred in providing services and products to your customers. Refer to Rule
       5-03(b)(2) and (4) of Regulation S-X.
        Please contact Amanda Kim at 202-551-3241 or Stephen Krikorian at 202-551-3488
if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs at 202-551-3350 or Larry Spirgel at 202-551-3815
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Jeeho Lee, Esq.